FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  August 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

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Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

August 15, 2006

Minco Silver Corporation provides Fuwan Silver Drilling Update and its Development Plan.

2.

Exhibits

2.1

News Release dated August 15, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/William Meyer

Date:    August 15, 2006

William Meyer

Chairman & Director

Exhibit 2.1

TSX: MSV
For Immediate Release	August 15, 2006

NEWS RELEASE

MINCO SILVER PROVIDES FUWAN SILVER DRILLING UPDATE

AND THE DEVELOPMENT PLAN

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report that its drilling program on the Fuwan Silver Project located in Guangdong Province, China continues to confirm very good grade silver and base metal values.

Currently there are five drills on the property, which have completed thirty-one drill holes aggregating approximately 7500 meters.  Assay results for the initial nine holes drilled in the Phase I Program were summarized in press releases dated March 3, 2006 and May 10, 2006.

Assay results are presently available for eight holes in the Phase II Program highlighted by drill hole FW0013 which returned 6 metres grading 575.2 gm/t silver, 0.41 gm/t gold, 0.57% lead and 2.36 zinc and drill hole FW0018 which returned 3.3 metres grading 251.9 gm/t silver, 0.14 gm/t gold, 0.17% lead and 0.40 zinc.  Two holes (FW0018 and FW0021) returned individual values greater than 1 kilogram (1000 gm) per ton.  Assay results for the eight new holes are summarized in the following table.

Hole	From (m)	To (m)	Length (m)	Average Grade
				Ag(ppm)	Au(ppm)	Pb(%)	Zn(%)
FW0010	226.50	227.60	1.10	57	0.09	0.03	0.0015
	250.90	254.90	4.00	183.9	0.04	1.26	0.67
	288.65	289.35	0.70	62.1	0.09	0.17	0.7
FW0013	237.00	243.00	6.00	575.2	0.41	0.57	2.36
	256.10	265.40	9.30	270.6	0.10	0.37	3.36
FW0016	250.37	250.90	0.53	325	0.11	0.36	1.17
	268.56	270.14	1.58	136.2	0.27	0.24	0.23
FW0017	97.32	98.32	1.00	271	0.16	0.12	0.28
	113.73	114.73	1.00	391	0.11	0.27	2.06
	158.70	161.68	2.98	166.2	0.07	0.49	1.36
FW0018	154.84	158.14	3.30	251.9	0.14	0.17	0.40
	161.10	162.10	1.00	128	0.13	0.09	0.55
	183.10	183.90	0.80	322.8	0.26	0.48	3.18
	195.45	197.45	2.00	90.9	0.01	0.04	0.11
	208.35	209.15	0.80	1930.5	0.11	1.08	2.21
	256.43	256.73	0.30	192.5

Hole	From (m)	To (m)	Length (m)	Average Grade
				Ag(ppm)	Au(ppm)	Pb(%)	Zn(%)
FW0021	71.91	80.01	8.10	152.6	0.24	0.16	0.16
	91.10	92.10	1.00	620.5	0.10	0.47	3.27
	95.50	99.93	4.43	176.2	0.15	0.35	0.69
	110.80	111.16	0.36	2100	0.14	9.31	5.80
FW0023	281.20	282.00	0.80	66	0.04	0.043	0.14
	319.00	319.70	0.70	235	0.04	0.140	0.21
	210.00	216.36	6.36	228.3	0.04
FW0031	108.20	114.00	5.80	55.3	0.38	0.05	0.24
	149.97	150.27	0.30	1095	0.07	1.59	0.76

The new holes include fill-in holes in the sparsely drilled southwest portion of the mineralized areas and are considered very encouraging.  Samples were prepared and assayed at PRA Kunming lab (Process Research Associates Ltd.) with supervision of a certified BC assayer. Silver was assayed with acid digestion and AAS finish. Assay results were further checked at PRA’s Vancouver lab as an internal check.  Reference materials were inserted by Minco staff geologists as a further assay control. The assay data provided by PRA is considered acceptable.

Upon completion of the current drilling program, the Company will commission a preliminary economic analysis to determine project viability and identify the initial mining area. This will be followed by a 5,000m infill drilling program, geotechnical and hydrological studies, metallurgical testing and environmental assessment. A subsequent pre-feasibility study will be initiated in the first half of 2007.  Minco Silver plans to apply for a mining license for the project during the second half of 2007.  The Company is working aggressively to bring the project to the production stage at an early date.  This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM/AMEX:MMK) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver and its properties, please visit the website at www.mincosilver.ca or contact Byron Cox at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“William Meyer”

Chairman

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.